[Date]

LETTER AGREEMENT

AMG Pantheon Credit Solutions Fund

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Re: Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Pantheon Ventures (US) LP (the “Adviser”) to limit the total operating expenses of AMG Pantheon Credit Solutions Fund (the “Fund”); and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Fund as recoupment of certain amounts paid, waived, or reimbursed by the Adviser to the Fund in fulfillment of an undertaking by the Adviser to limit the expenses of the Fund. This Letter Agreement shall terminate in the event the Adviser ceases to be the investment adviser of the Fund or upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

Effective as of [DATE], and continuing until such time as this Letter Agreement is terminated in accordance with the terms set forth in the last sentence of the first paragraph of this Letter Agreement, the Adviser will waive fees that it would otherwise have been paid and/or assume expenses of the Fund (a “Waiver”), in order to ensure that the Fund’s total annual operating expenses (exclusive of certain “Excluded Expenses” listed below) do not exceed 0.75% of the Fund’s average daily net assets (the “Expense Limit”). “Excluded Expenses” include (a) the management fee and incentive fee paid by the Fund; (b) fees, expenses, allocations, carried interests, etc. of private funds, special purpose vehicles and co-investments in portfolio companies in which the Fund or any subsidiary of the Fund (each, a “Subsidiary”) may invest; (c) acquired fund fees and expenses of the Fund and any Subsidiary; (d) transaction costs, including legal costs and brokerage commissions, of the Fund and any Subsidiary; (e) interest payments incurred by the Fund or a Subsidiary; (f) fees and expenses incurred in connection with any credit facilities obtained by the Fund or a Subsidiary; (g) the distribution and/or service fees (as applicable) paid by the Fund; (h) taxes of the Fund or a Subsidiary; (i) extraordinary expenses of the Fund or a Subsidiary (as determined in the sole discretion of the Adviser), which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses; (j) fees and expenses billed directly to a Subsidiary by any accounting firm for auditing, tax and other professional services provided to a Subsidiary; and (k) fees and expenses billed directly to a Subsidiary for custody and fund administration services provided to the Subsidiary. For a period not to exceed 36 months from the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser,, the Adviser may recoup amounts paid, waived, or reimbursed, provided that the amount of any such additional payment by the Fund in any year, together with all other expenses of the Fund, in the aggregate, would not would not cause the Fund’s total annual operating expenses (exclusive of Excluded Expenses) in any such year to exceed either (i) the Expense Limit that was in effect at the time such amounts were paid, waived or reimbursed by the Adviser, or (ii) the Expense Limit that is in effect at the time of such additional payment by the Fund.

Sincerely,

Pantheon Ventures (US) LP

By:
Name:
Title:
Date:

ACKNOWLEDGED AND ACCEPTED

AMG Pantheon Credit Solutions Fund

By:
Name:
Title:
Date: